

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2015

Eric B. Stang
President and Chief Executive Officer
Ooma, Inc.
1880 Embarcadero Road
Palo Alto, CA 94303

> **Re:** **Ooma, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted May 21, 2015**
> **CIK No. 0001327688**

Dear Mr. Stang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2015 letter.

Prospectus Summary

Summary Consolidated Financial Data, page 10

1. We note your response to prior comment 3. As it relates to note (3) on pages 11 and 57, please confirm that only the minimum number of shares required to be issued at the midpoint of the estimated price range in order to repay the Silicon Valley Bank loans and to cash settle the convertible preferred stock warrant will be included in the denominator when computing the adjusted pro forma EPS amounts on pages 10 and 56. Please consider revising note (3) to indicate this more clearly. Also, please include, or cross reference, under note (3) on pages 11 and 57 placeholders for the numerator and denominator calculations to be used in computing these adjusted pro forma EPS amounts that give effect to the assumed debt repayment and warrant cash settlement.

Risk Factors

Risks Related to Our Business

Interruptions in our services could harm our reputation…, page 16

2.   Please tell us whether you have incurred, or expect to incur, material costs in correcting the root causes of your April and May 2015 service outages and discuss any related material negative impacts the service outages had on your results of operations.

Capitalization, page 51

3.   Please reinsert the separate "pro forma" column and related separate bullet point giving pro forma effect only to the automatic conversion of convertible preferred stock into common stock and related reclassification or derecognition of convertible preferred stock warrant liabilities as a result of this offering. The "pro forma as adjusted" column would include the additional pro forma effect of the application of the net proceeds received from the sale of common stock under this offering, and portion of the proceeds applied toward the repayment of the Silicon Valley Bank loans and cash settlement of the warrant to purchase 140,575 shares of convertible preferred stock. Please make the same change to the Consolidated Balance Sheet Data disclosure on page 11. Or tell us why revision is not necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 66

4.   We note your response to prior comment 10 and disclosure on page 63. In our original comment, we noted that any discussion of any trends and uncertainties that have had or are reasonably expected to have a material impact on net sales or revenues would also include a discussion of any known events causing a material change in the relationship between revenues and operating expenses by category. To the extent there is any correlation between the increases in any operating expense category and revenue category (e.g., higher sales and marketing expense in relation to increased subscription and services revenue as possibly reflective of a current marketing effort to grow subscriptions), expand your disclosure accordingly. We again refer you to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Management

Director Independence, page 114

5.   We note your response to prior comment 13 that you have preliminarily concluded that Messrs. Wei and Goettner will not be independent directors under the listing standards of the NYSE and the Commission's rules and that you intend to rely upon the phase-in provisions contained in those rules. Please revise here to provide a description of the exemption relied upon and the effects that it will have on the company and its shareholders. Also, explain the basis of your conclusion that the exemption will be available. See Instruction 1 to Item 407(a) of Regulation S-K.

Description of Capital Stock, page 134

6.   We note that Article IX of your current Amended and Restated Certificate of Incorporation, filed as Exhibit 3.1, contains an exclusive forum provision. If your Amended and Restated Certificate of Incorporation that is to be in effect upon the completion of this offering will contain a similar provision, please tell us what consideration you have given to discussing this provision here and in the risk factors section of your prospectus.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Andrew D. Thorpe, Esq.
         Orrick, Herrington & Sutcliffe LLP